# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UP Fintech Holding Ltd, CIK 0001756699
CUSIP: G9405E104
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., BEIJING, China (F4), 100020
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 132,129,960; sole dispositive power 0; shared dispositive power 132,129,960; aggregate amount beneficially owned 132,129,960 (5.2% of the class)
  Comment: The shares reported above represent holdings on an as-converted basis in Class A Ordinary Shares, par value US$0.00001 per share, that are held in the form of American Depositary Shares ("ADS Shares"). Each ADS share represents 15 Class A Ordinary Shares.
  
  The percentage indicated in Row 11 is based on 2,552,302,315 Class A Ordinary Shares outstanding as-of March 31, 2025 as indicated in the 6K filed on May 30, 2025.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 33,940,815; sole dispositive power 0; shared dispositive power 33,940,815; aggregate amount beneficially owned 33,940,815 (1.3% of the class)
  Comment: The shares reported above represent holdings on an as-converted basis in Class A Ordinary Shares, par value US$0.00001 per share, that are held in the form of American Depositary Shares ("ADS Shares"). Each ADS share represents 15 Class A Ordinary Shares.
  
  The percentage indicated in Row 11 is based on 2,552,302,315 Class A Ordinary Shares outstanding as-of March 31, 2025 as indicated in the 6K filed on May 30, 2025.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 98,189,145; sole dispositive power 0; shared dispositive power 98,189,145; aggregate amount beneficially owned 98,189,145 (3.9% of the class)
  Comment: The shares reported above represent holdings on an as-converted basis in Class A Ordinary Shares, par value US$0.00001 per share, that are held in the form of American Depositary Shares ("ADS Shares"). Each ADS share represents 15 Class A Ordinary Shares.
  
  The percentage indicated in Row 11 is based on 2,552,302,315 Class A Ordinary Shares outstanding as-of March 31, 2025 as indicated in the 6K filed on May 30, 2025.

## Item 1. Issuer
Name of issuer: UP Fintech Holding Ltd
Address of issuer's principal executive offices: 18F,NO.16 TAIYANGGONG RD,CHAOYANG DIST., BEIJING, CHINA, 100020

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Options, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 132129960
Percent of class: 5.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 132129960
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 132129960

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
Jane Street Options, LLC - (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Jim Dieterich, Managing Director (08/14/2025)
- Jane Street Capital, LLC: Jim Dieterich, Managing Director (08/14/2025)
- Jane Street Options, LLC: Jim Dieterich, Managing Director (08/14/2025)